SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              4 May 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 4 May 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 4 May 2007

------------------------------------

30.4.07	Total voting rights.

27.4.07	Keyspan Update

12.4.07	Directors Interests - Share Incentive Plan - monthly update

3.4.07	Total voting rights.

29.3.07	NGplc Issue of Debt- EMTN Programme

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Note:  During the period a separate Form 6-k was sent, on 3 April 2007, in respect of the announcement: ‘National Grid plc: Sale of UK Wireless business for £2.5bn and £1.8bn share buy-back’.

ANNEX 2 – Copy Announcements as sent
____________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 4 May 2007
__________________________________

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued GBP 50,000,000 5.25 per cent Instruments due 2011, Series No 31 Tranche 2, as part of the National Grid plc / National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

29 March 2007

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

3 April 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of its 31 March 2007 year end consisted of 2,701,058,872 ordinary shares with voting rights.

Note: Following a maturity under the National Grid Employee Sharesave Scheme, allotments on 2 April 2007 increased the number of ordinary shares with voting rights to 2,704,102,425.

The figure of 2,704,102,425 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

National Grid plc (NG)

12th April 2007

(Notification of Directors' Interests, pursuant to Section 324(2) of the Companies Act 1985)

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NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 30,160 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 10 April, at a price of 812.79 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	15 Ordinary Shares
Steven Holliday	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,285 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,478 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

27 April 2007

National Grid plc

UPDATE ON NATIONAL GRID ACQUISITION OF KEYSPAN

National Grid is pleased to announce that it has reached agreement in principle with the staff of the New Hampshire Public Utilities Commission and the Office of Consumer Advocate in New Hampshire on the acquisition of KeySpan.

Formal filing of the settlement is expected to take place in mid May, along with testimony from National Grid and the New Hampshire Public Utilities Commission staff. The filed agreement must be approved by the New Hampshire Public Utilities Commission. Full terms of the settlement will be publicly available at that time.

Subject to the above statements, the sole remaining approval for the acquisition is authorisation by the New York Public Service Commission (NYPSC).

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:

Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

30 April 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of 30 April 2007 consists of 2,704,427,037 ordinary shares with voting rights.

The figure of 2,704,427,037 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.